Exhibit 99.1

Engine Gaming & Media, Inc. Announces Participation in the 42nd Annual Canaccord Genuity Growth Conference

NEW YORK, July 27, 2022 — Engine Gaming and Media, Inc. (“Engine” or the “Company”) (NASDAQ:GAME) (TSX-V:GAME), a data-driven, gaming, media and influencer marketing platform company, today announced management’s participation in the 42nd Annual Canaccord Genuity Growth Conference being held August 8-11, 2022 at the InterContinental Boston in Boston, MA.

The Company’s Executive Chairman, Tom Rogers, and Chief Executive Officer, Lou Schwartz, will be available for one-on-one meetings with investors. To schedule a meeting with Engine’s management, please contact your conference representative, you may also email your request to GAME@mzgroup.us.

The Company will also participate in a fireside chat at 11:30 a.m. ET on Thursday August 11, 2022. A live webcast and replay of the presentations will be available through Engine’s Investor Relations website at https://ir.enginemediainc.com/overview/default.aspx.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ:GAME) (TSX-V:GAME) provides unparalleled live streaming data and social analytics, influencer relationship management and monetization, and programmatic advertising to support the world’s largest video gaming companies, brand marketers, ecommerce companies, media publishers and agencies to drive new streams of revenue. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; and Frankly Media, a digital publishing platform used to create, distribute, and monetize content across all digital channels. Engine generates revenue through a combination of software-as-a-service subscription fees, managed services, and programmatic advertising. For more information, please visit www.enginegaming.com.

Investor Relations Contact:

Shannon Devine

MZ North America

Main: 203-741-8811

GAME@mzgroup.us

SOURCE: Engine Gaming & Media Inc.